April 21, 2025

Ryan Schedler
Reporting Person
Condire Management, LP
1717 McKinney Ave., Suite 850
Dallas, TX, 75202

       Re: Osisko Development Corp.
           Schedule 13D filed February 4, 2025 by Ryan Schedler et. al File No. 005-93873
Dear Ryan Schedler:

       We have conducted a limited review of the above-captioned filing and have the following comment.

        Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comment applies to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

       After reviewing any amendment to the filing and any information provided in response to this comment, we may have additional comments.

Schedule 13D filed February 4, 2025
General

1.     We note that the event reported as requiring the filing of the Schedule
13D was
       November 7, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a
       Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the November 7, 2024 event date, the Schedule 13D submitted on
       February 4, 2025 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Blake Grady at 202-551-8573 or Nicholas Panos at
202-551-3266.
 April 21, 2025
Page 2



                 Sincerely,

                 Division of Corporation Finance
                 Office of Mergers & Acquisitions